Auryn Resources to file updated Technical Report for Committee Bay

Vancouver, British Columbia – June 15th, 2017 – Auryn Resources Inc. (TSX: AUG, OTCQX: GGTCF, “Auryn” or the “Company”) announces that it will be filing an updated technical report for the Committee Bay project (the “Report”) prepared by Roscoe Postle Associates Inc (“RPA”). During the process of updating the Report, the Company reviewed the previous resource model and confirmed that there have been no material changes. The current resource for the Three Bluffs deposit is now presented as follows:

Table 1: Update Mineral Resources for the Three Bluffs Deposit as of May 31, 2017

						Contained
Class	Type	Cut-Off	Tonnes		Gold Grade	Gold
		(g/t Au)	(000 t	)	(g/t Au)	(oz Au)
Indicated	Near Surface	3.0	1,760		7.72	437,000
	Underground	4.0	310		8.57	86,000
	Total		2,070		7.85	524,000

Inferred	Near Surface	3.0	590		7.57	144,000
	Underground	4.0	2,340		7.65	576,000
	Total		2,930		7.64	720,000

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at cut-off grades of 3.0 g/t Au for open pit and 4.0 g/t Au for underground.
3.	Mineral Resources are estimated using a long-term gold price of US$1,200 per ounce, and a US$/C$ exchange rate of 1:25.
4.	Nominal minimum mining widths of five metres (near surface) and two metres (underground) were used.
5.	Numbers may not add due to rounding.

The Mineral Resource estimate was prepared by RPA for the Three Bluffs deposit as of May 12, 2017. The Mineral Resource is based on work by RPA in 2013 and new cut-off grades based on updated metal price, exchange rate, and operating costs.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

“Shawn Wallace”
President and CEO of Auryn Resources Inc.

For further information on Auryn Resources Inc., please contact Jay Adelaar, Vice-President of Investor Relations at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold project’s located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

Qualified Persons:

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

Mineral Resources: The Mineral Resources disclosed in this press release have been estimated by Mr. David Ross, P.Geo., an employee of RPA and independent of Auryn Resources. By virtue of his education and relevant experience, Mr. Ross is a “Qualified Person” for the purpose of National Instrument 43-101. The Mineral Resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (May, 2014). Mr. Ross, P.Geo. has read and approved the contents of this press release as it pertains to the disclosed Mineral Resource estimates.

Cautionary Note About Mineral Resources:

Mineral Resources that are not mineral reserves have not demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

Three Bluffs resource estimations were completed by Roscoe Postle Associates Inc. (“RPA”) (see the Technical Report on the Three Bluffs Project which shall be filed on SEDAR within 3 business days). There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

Disclaimer

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.